Via U.S. Mail                                                     September 28,
2018


Alejandro Vargas
Puebla Resources Corporation
Apartado Postal 3-3 Pitillal
CP 48290 Jalisco, Mexico


       Re:      Puebla Resources Corporation
                Form 10-K for the Fiscal Year Ended November 30, 2017 Filed January 19, 2018
                File No. 333-216651


Dear Mr. Vargas:

       We issued comments on the above captioned filing on July 31, 2018. On September 6,
2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202)
551-3790 with any questions.

                                                    Sincerely,

                                                    /s/ John Reynolds

                                                    John Reynolds
                                                    Assistant Director
                                                    Office of Beverages,
Apparel and Mining